CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Market-Linked Notes due 2021	$1,197,000	$139.09

Pricing Supplement No. 76 Registration Statement No. 333-200365 Dated January 27, 2015 Filed Pursuant to Rule 424(b)(2)

Morgan Stanley $1,197,000 Market-Linked Notes with 10% Principal at Risk
Linked to the S&P 500® Index due January 29, 2021
Principal at Risk Securities
Investment Description
Morgan Stanley Market-Linked Notes with 10% Principal at Risk (the “Notes”) Linked to the S&P 500® Index are unsubordinated, unsecured debt securities issued by Morgan Stanley linked to the performance of the S&P 500® Index (the "Underlying Index").  If the Index Return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the Principal Amount plus a return based on 100% participation in the positive return of the Underlying Index, subject to the Maximum Payment Amount of $1,544 per Note, resulting in a maximum gain on the Notes of 54.50%.  If the Index Return is negative over the term of the Notes, Morgan Stanley will pay you at maturity an amount that is less than the Principal Amount, resulting in a loss proportionate to the first 10% decline in the Underlying Index, with a Minimum Payment Amount of $900 per Note.  Investing in the Notes involves significant risks. These long-dated Notes do not pay interest. You may lose up to 10% of the Principal Amount of the Notes. Morgan Stanley will repay at least 90% of the Principal Amount only if you hold the Notes to maturity.
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
Features	Key Dates
❑           Participation in Positive Underlying Index Returns: The Notes provide exposure to the positive performance of the S&P 500® Index, subject to the Maximum Payment Amount of $1,544 per Note, resulting in a maximum gain on the Notes of 54.40%.  If the Index Return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the Principal Amount plus a return based upon the percentage increase in the Index Closing Value of the Underlying Index, subject to the Maximum Payment Amount.

❑           Limited Downside Market Exposure at Maturity: Investors in the Notes have 1 to 1 downside exposure to the first 10% decline in the Underlying Index over the term of the Notes, which could result in a loss of up to 10% of the Principal Amount. If you hold the Notes to maturity, Morgan Stanley will repay at least the Minimum Payment Amount of 90% of your Principal Amount.  Any payment on the Notes, including any payment of the Minimum Payment Amount, is subject to the creditworthiness of Morgan Stanley.
	Pricing Date Original Issue Determination Date* Maturity Date*	January 27, 2015 January 30, 2015 January 25, 2021 January 29, 2021

*  Subject to postponement in the event of a market disruption event or non-index business days. See “—Description of Equity-Linked Partial Principal at Risk Securities—market disruption event” and “—Summary—Postponement of maturity date” in the accompanying product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT SECURITIES.  THE NOTES DO NOT GUARANTEE THE FULL REPAYMENT OF YOUR PRINCIPAL AMOUNT.  YOU MAY LOSE UP TO 10% OF YOUR PRINCIPAL AMOUNT AND RECEIVE ONLY 90% OF YOUR PRINCIPAL AMOUNT AT MATURITY.  THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF MORGAN STANLEY.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.  THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE.
YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT AND UNDER RISK FACTORS BEGINNING ON PAGE S-20 OF THE ACCOMPANYING PRODUCT SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES.  EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Security Offering
This pricing supplement relates to Market-Linked Notes with 10% Principal at Risk Linked to the S&P 500® Index.  The Notes are offered at a minimum investment of 1 Note at the Price to Public listed below.
Underlying Index	Maximum Payment Amount	Minimum Payment Amount	Initial Index Value	Participation Rate	CUSIP	ISIN
S&P 500® Index	$1,544 per Note	$900 per Note (90% of the Principal Amount)	2,029.55	100%	61761JVY2	US61761JVY27
See “Additional Information about Morgan Stanley and the Notes” on page 2. The Notes will have the terms set forth in the accompanying prospectus, product supplement and index supplement and this pricing supplement.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying product supplement, index supplement and prospectus. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Estimated value on the Pricing Date	$946.20 per Note. See “Additional Information about Morgan Stanley and the Notes” on page 2.
	Price to Public	Underwriting Discount(1)	Proceeds to Morgan Stanley(2)
Per Note	$1,000	$35	$965
Total	$1,197,000	$41,895	$1,155,105
(1)  UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $35 for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 14 of this pricing supplement.
(2)  See “Use of Proceeds and Hedging” on page 13.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 14 of this pricing supplement.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley and the Notes

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a product supplement and an index supplement) with the SEC for the offering to which this communication relates. In connection with your investment, you should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, the product supplement and the index supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying product supplement, index supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Product supplement for Equity-Linked Partial Principal at Risk Securities dated November 19, 2014:
http://www.sec.gov/Archives/edgar/data/895421/000095010314008205/dp50988_424b2-equitylinked.htm

t	Index supplement dated November 19, 2014:
http://www.sec.gov/Archives/edgar/data/895421/000095010314008192/dp51025_424b2-uis.htm

t	Prospectus dated November 19, 2014:
http://www.sec.gov/Archives/edgar/data/895421/000095010314008169/dp51151_424b2-base.htm

References to “Morgan Stanley,” “we,” “our” and “us” refer to Morgan Stanley. In this document, the “Notes” refers to the Market-Linked Notes that are offered hereby. Also, references to the accompanying “prospectus”, “product supplement” and “index supplement” mean the Morgan Stanley prospectus dated November 19, 2014, the Morgan Stanley product supplement for Equity-Linked Partial Principal at Risk Securities dated November 19, 2014 and the Morgan Stanley index supplement dated November 19, 2014, respectively.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying product supplement, index supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying product supplement, index supplement and prospectus is accurate as of any date other than the date on the front of this document.

If the terms discussed in this pricing supplement differ from those discussed in the product supplement, index supplement or prospectus, the terms contained in this pricing supplement will control.

The Issue Price of each Note is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date is less than $1,000.  We estimate that the value of each Note on the Pricing Date is $946.20.

What goes into the estimated value on the Pricing Date?

In valuing the Notes on the Pricing Date, we take into account that the Notes comprise both a debt component and a performance-based component linked to the Underlying Index. The estimated value of the Notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Underlying Index, instruments based on the Underlying Index, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the Notes?

In determining the economic terms of the Notes, including the Minimum Payment Amount, the Participation Rate and the Maximum Payment Amount, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the Notes would be more favorable to you.

What is the relationship between the estimated value on the Pricing Date and the secondary market price of the Notes?

The price at which MS & Co. purchases the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.  However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value.  We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the Notes, and, if it once chooses to make a market, may cease doing so at any time.

Investor Suitability

The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦     You fully understand the risks inherent in an investment in the Notes, including the risk of loss of up to 10% of your investment.

♦     You can tolerate a loss of up to 10% of your investment and are willing to make an investment that has 1 to 1 downside exposure to the first 10% decline in the Underlying Index.

♦     You understand and accept that your Payment at Maturity is limited to the Maximum Payment Amount of $1,544 per Note, and that any increase in the Final Index Value over the Initial Index Value by more than 54.40% will not further increase the return on the Notes.

♦     You believe the Underlying Index will appreciate over the term of the Notes, and you are willing to invest in the Notes based on the Maximum Payment Amount of $1,544 per Note.

♦     You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦     You do not seek current income from your investment and are willing to forgo dividends paid on any of the constituent stocks of the Underlying Index.

♦     You are willing to hold the Notes to maturity, as set forth on the cover of this pricing supplement, and accept that there may be little or no secondary market for the Notes.

♦     You are willing to assume the credit risk of Morgan Stanley for all payments under the Notes, and understand that if Morgan Stanley defaults on its obligations you may not receive any amounts due to you including any payment of the Minimum Payment Amount.

♦     You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of up to 10% of your investment.

♦     You cannot tolerate a loss of up to 10% of your investment and are unwilling to make an investment that has 1 to 1 downside exposure to the first 10% decline in the Underlying Index.

♦     You seek an investment that has unlimited return potential without a cap on appreciation.

♦     You believe that the level of the Underlying Index will decline over the term of the Notes, or you believe the Underlying Index will appreciate over the term of the Notes by more than the Maximum Payment Amount.

♦     You are unwilling to invest in the Notes based on the Maximum Payment Amount of $1,544 per Note.

♦     You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦     You seek current income from this investment or prefer to receive the dividends paid on the constituent stocks of the Underlying Index.

♦     You are unable or unwilling to hold the Notes to maturity, as set forth on the cover of this pricing supplement, or you seek an investment for which there will be an active secondary market.

♦     You are not willing to assume the credit risk of Morgan Stanley for all payments under the Notes, including any payment of the Minimum Payment Amount.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this pricing supplement and the more detailed “Risk Factors” beginning on S-20 of the accompanying product supplement for risks related to an investment in the Notes.

Final Terms	Investment Timeline

Issuer	Morgan Stanley

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY RECEIVE LITTLE OR NO RETURN OR SUFFER A LOSS OF UP TO 10% OF YOUR INVESTMENT IN THE NOTES.  MORGAN STANLEY WILL REPAY AT LEAST 90% OF THE PRINCIPAL AMOUNT ONLY IF YOU HOLD THE NOTES TO MATURITY. ANY PAYMENT ON THE NOTES, INCLUDING ANY PAYMENT OF THE MINIMUM PAYMENT AMOUNT, IS SUBJECT TO THE CREDITWORTHINESS OF MORGAN STANLEY. IF MORGAN STANLEY WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Issue Price (per Note)	$1,000 per Note
Principal Amount	$1,000 per Note
Term	Approximately 6 years
Underlying Index	S&P 500® Index
Payment at Maturity (per Note)
Morgan Stanley will pay you a cash Payment at Maturity linked to the performance of the Underlying Index over the term of the Notes, as follows:

If the Index Return is greater than zero, Morgan Stanley will pay you an amount equal to:

$1,000 + Supplemental Redemption Amount, subject to the Maximum Payment Amount of $1,544 per Note.

If the Index Return is zero or negative, Morgan Stanley will pay you an amount equal to:

$1,000 + ($1,000 × Index Return), subject to the Minimum Payment Amount of $900 per Note

You will be exposed to the first 10% decline in the Underlying Index, and you could lose up to 10% of your Principal Amount.

Supplemental Redemption Amount	$1,000 × Index Return × Participation Rate
Participation Rate	100%
Index Return	Final Index Value – Initial Index Value Initial Index Value Please note that the product supplement refers to this concept as the "index percent change."
Maximum Payment Amount	$1,544 per Note (154.40% of the Principal Amount), resulting in a maximum gain on the Notes of 54.40%.
Minimum Payment Amount	$900 per Note (90% of the Principal Amount)
Initial Index Value	2,029.55, which is the Index Closing Value on the Pricing Date.
Final Index Value	The Index Closing Value on the Determination Date.
Determination Date	January 25, 2021, subject to postponement in the event of a market disruption event or non-index business days
Maturity Date	January 29, 2021, subject to postponement in the event of a postponement of the Determination Date
CUSIP / ISIN	61761JVY2 / US61761JVY27
Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to also read the “Risk Factors” section of the accompanying product supplement and prospectus. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

♦
The Notes provide for a Minimum Payment Amount of only 90% of principal, and you may lose up to 10% of your investment—The terms of the Notes differ from those of ordinary debt securities in that the Notes provide for a Minimum Payment Amount of only 90% of the principal at maturity.  Investors have 1 to 1 downside exposure to the first 10% decline in the Underlying Index over the term of the Notes.  If the Underlying Index has depreciated over the term of the Notes, Morgan Stanley will pay you an amount in cash that is less than the $1,000 Principal Amount of each Note by an amount proportionate to the first 10% decrease in the value of the Underlying Index, resulting in a Minimum Payment Amount of only $900 per Note (90% of the Principal Amount).

♦
The appreciation potential of the Notes is limited by the Maximum Payment Amount – The appreciation potential of the Notes is limited by the Maximum Payment Amount of $1,544 per Note.  Therefore, the Notes provide upside exposure to the performance of the Underlying Index of up to only 54.40%.  Any increase in the Final Index Value over the Initial Index Value by more than 54.40% will not further increase the return on the Notes.

♦
The Minimum Payment Amount applies only at maturity – You should be willing to hold your Notes to maturity.  If you are able to sell your Notes in the secondary market, you may have to sell them at a price less than the Minimum Payment Amount.  You will receive the benefit of the Minimum Payment Amount of $900 per Note from Morgan Stanley only at maturity, subject to our creditworthiness.

♦
The Notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the Notes – You are dependent on Morgan Stanley’s ability to pay all amounts due on the Notes at maturity, and, therefore, you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the Notes.

♦	The Notes do not pay interest – Morgan Stanley will not pay any interest with respect to the Notes over the term of the Notes.

♦
The market price of the Notes may be influenced by many unpredictable factors –  Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market (if at all), including:

o	the value of the Underlying Index at any time,

o	the volatility (frequency and magnitude of changes in value) of the Underlying Index,

o	interest and yield rates in the market,

o
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlying Index or stock markets generally and which may affect the Initial Index Value and/or the Final Index Value,

o	the time remaining until the Notes mature, and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you are able to sell your Notes prior to maturity.  Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above.  For example, you may have to sell your Notes at a substantial discount from the Principal Amount of $1,000 per Note if the value of the Underlying Index at the time of sale is at or below or moderately above its Initial Index Value or if market interest rates rise.  You cannot predict the future performance of the Underlying Index based on its historical performance.

♦
The amount payable on the Notes is not linked to the level of the Underlying Index at any time other than the Determination Date – The Final Index Value will be based on the Index Closing Value of the Underlying Index on the Determination Date, subject to postponement for non-Index Business Days and certain Market Disruption Events.  Even if the level of the Underlying Index appreciates prior to the Determination Date but then drops by the Determination Date, the Payment at Maturity may be significantly less than it would have been had the Payment at Maturity been linked to the level of the Underlying Index prior to such drop.  Although the actual level of the Underlying Index on the stated Maturity Date or at other times during the term of the Notes may be higher than the Final Index Value, the Payment at Maturity will be based solely on the Index Closing Value of the Underlying Index on the Determination Date as compared to the Initial Index Value.

♦
Investing in the Notes is not equivalent to investing in the Underlying Index or the stocks composing the Underlying Index – Investing in the Notes is not equivalent to investing in the Underlying Index or the stocks that constitute the Underlying Index. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the Underlying Index. Additionally, the Underlying Index is not a “total return” index, which, in addition to reflecting the market prices of the stocks that constitute the Underlying Index, would also reflect dividends paid on such stocks. The return on the Notes will not include such a total return feature.

♦
The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us.  Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Notes in the Issue Price reduce the economic terms of the Notes, cause the estimated value of the Notes to be less than the Issue Price and will adversely affect secondary market prices – Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Notes in secondary market transactions will likely be significantly lower than the Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Notes in the Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the Notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 12 months following the Settlement Date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the Underlying Index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

♦
The estimated value of the Notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price – These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Notes than those generated by others, including other dealers in the market, if they attempted to value the Notes.  In addition, the estimated value on the Pricing Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Notes in the secondary market (if any exists) at any time. The value of your Notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “The market price of the Notes may be influenced by many unpredictable factors” above.

♦
Adjustments to the Underlying Index could adversely affect the value of the Notes – The underlying index publisher of the Underlying Index is responsible for calculating and maintaining the Underlying Index. The underlying index publisher may add, delete or substitute the stocks constituting the Underlying Index or make other methodological changes required by certain corporate events relating to the stocks constituting the Underlying Index, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Underlying Index.  The underlying index publisher may discontinue or suspend calculation or publication of the Underlying Index at any time.  In these circumstances, the Calculation Agent will have the sole discretion to substitute a Successor Index that is comparable to the discontinued Underlying Index, and is permitted to consider indices that are calculated and published by the Calculation Agent or any of its affiliates.  Any of these actions could adversely affect the value of the Underlying Index, and, consequently, the value of the Notes.

♦
The Notes will not be listed on any securities exchange and secondary trading may be limited – The Notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Notes. MS & Co. may, but is not obligated to, make a market in the Notes  and, if it once chooses to make a market, may cease doing so at any time.  When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

♦
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Notes – One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the Notes, including trading in the constituent stocks of the Underlying Index, in futures or options contracts on the Underlying Index or the constituent stocks of the Underlying Index, as well as in other instruments related to the Underlying Index.  MS & Co. and some of our other subsidiaries also trade the constituent stocks of the Underlying Index, in futures or options contracts on the constituent stocks of the Underlying Index, as well as in other instruments related to the Underlying Index, on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the Pricing Date could have increased the Initial Index Value of the Underlying Index, and, therefore, could have increased the level at or above which the Underlying Index must close on the Determination Date so that investors do not suffer a loss on their initial investment in the Notes.  Additionally, such hedging or trading activities during the term of the Notes, including on the Determination Date, could adversely affect the Index Closing Value of the Underlying Index on the Determination Date, and, accordingly, the amount of cash payable at maturity.

♦
Potential conflict of interest – As Calculation Agent, MS & Co. has determined the Initial Index Value, will determine the Final Index Value and whether any Market Disruption Event has occurred, and will calculate the amount payable at maturity.  Moreover, certain determinations made by MS & Co., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events and the selection of a Successor Index or calculation of the Final Index Value in the event of a discontinuance of the Underlying Index or a Market Disruption Event.  These potentially subjective determinations may adversely affect the payout to you at maturity.  For further information regarding these types of determinations, see “Description of Equity-Linked Partial Principal at Risk Securities—Postponement of Determination Date(s),” “—Calculation Agent and Calculations” and “—Discontinuance of any Underlying Index or Basket Index; Alteration of Method of Calculation” in the accompanying product supplement.  In addition, MS & Co. has determined the estimated value of the Notes on the Pricing Date.

♦
Potentially inconsistent research, opinions or recommendations by Morgan Stanley, UBS or our or their respective affiliates – Morgan Stanley, UBS and our or their respective affiliates may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any research, opinions or recommendations expressed by Morgan Stanley, UBS or our or their respective affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Underlying Index to which the Notes are linked.

Hypothetical Payments on the Notes at Maturity

The following examples and table illustrate the Payment at Maturity on the Notes for a range of Index Returns. The hypothetical examples are based on the hypothetical values set forth below to illustrate how the Notes work and reflect the Maximum Payment at Maturity of $1,544.  The actual Initial Index Value is specified on the cover of this pricing supplement.

Principal Amount:	$1,000.00
Hypothetical Initial Index Value:	2,000
Participation rate:	100%
Maximum Payment Amount:	$1,544 per Note, resulting in a maximum gain of 54.40%
Minimum payment amount:	$900 per Note

Example 1 — If the Final Index Value is 2,400, the Index Return over the term of the Notes is (2,400 - 2,000)/2,000 = 20%. Because the Index Return is greater than zero, investors would receive a Payment at Maturity from Morgan Stanley equal to the sum of (A) the Principal Amount plus (B) the Supplemental Redemption Amount, subject to the Maximum Payment Amount, as calculated below:

Payment at Maturity per $1,000 Principal Amount	=	$1,000 + Supplemental Redemption Amount
	=	$1,000 + ($1,000 × Index Return × Participation Rate)
	=	$1,000 + ($1,000 × 20% × 100%)
	=	$1,200

Because $1,200 is less than the Maximum Payment Amount of $1,544, the Payment at Maturity would be $1,200 per Note.

Example 2 — If the Final Index Value is 3,400, the Index Return over the term of the Notes is (3,400 – 2,000)/2,000 = 70%. Because the Index Return is greater than zero but the Index Return of 70% exceeds 54.40%, and, therefore, would result in a Payment at Maturity that is greater than the Maximum Payment Amount, investors receive the Maximum Payment Amount of $1,544 per Note.

Example 3 — If the Final Index Value is 1,900, the Index Return over the term of the Notes is (1,900 – 2,000)/2,000 = –5%. Because the Index Return is negative, investors would receive at maturity from Morgan Stanley an amount equal to the sum of (A) $1,000 and (B) the product of $1,000 and the Index Return, subject to the Minimum Payment Amount, as calculated below:

Payment at Maturity per $1,000 Principal Amount	=	$1,000 + ($1,000 × Index Return)
	=	$1,000 + ($1,000 × -5%)
	=	$950

Example 4 — If the Final Index Value is 1,600, the Index Return over the term of the Notes is (1,600 – 2,000)/2,000 = –20%. Because the Index Return is negative, investors would receive at maturity from Morgan Stanley an amount equal to the sum of (A) $1,000 and (B) the product of $1,000 and the Index Return, subject to the Minimum Payment Amount. Because the Index Return of –20% would result in a Payment at Maturity that is less than the Minimum Payment Amount, investors receive the Minimum Payment Amount of $900 per Note.

The table below illustrates the Payment at Maturity (including, where relevant, the payment of a Supplemental Redemption Amount) for a hypothetical range of Index Returns and does not cover the complete range of possible payouts at maturity.

Index Return	Final Index Value	Principal Amount	Payment at Maturity	Return on Notes(1)
100%	4,000	$1,000.00	$1,544	54.40%
90%	3,800	$1,000.00	$1,544	54.40%
80%	3,600	$1,000.00	$1,544	54.40%
70%	3,400	$1,000.00	$1,544	54.40%
60%	3,200	$1,000.00	$1,544	54.40%
54.4%	3,088	$1,000.00	$1,544	54.40%
50%	3,000	$1,000.00	$1,500	50.00%
40%	2,800	$1,000.00	$1,400	40.00%
30%	2,600	$1,000.00	$1,300	30.00%
20%	2,400	$1,000.00	$1,200	20.00%
10%	2,200	$1,000.00	$1,100	10.00%
5%	2,100	$1,000.00	$1,050	5.00%
0%	2,000	$1,000.00	$1,000	0.00%
-5%	1,900	$1,000.00	$950	-5.00%
-10%	1,800	$1,000.00	$900	-10.00%
-20%	1,600	$1,000.00	$900	-10.00%
-30%	1,400	$1,000.00	$900	-10.00%
-40%	1,200	$1,000.00	$900	-10.00%
-50%	1,000	$1,000.00	$900	-10.00%
-60%	800	$1,000.00	$900	-10.00%
-70%	600	$1,000.00	$900	-10.00%
-80%	400	$1,000.00	$900	-10.00%
-90%	200	$1,000.00	$900	-10.00%
-100%	0	$1,000.00	$900	-10.00%
*. The Underlying Index excludes cash dividend payments on stocks included in the Underlying Index.
(1) This “Return on Notes” is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount Note to the purchase price of $1,000 per Note.

Investors are exposed to the first 10% decline in the Underlying Index over the term of the Notes and could lose up to 10% of their initial investment.  Any payment on the Notes, including any payment of the Minimum Payment Amount, is subject to the creditworthiness of Morgan Stanley. If Morgan Stanley were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

What Are the Tax Consequences of the Notes?

In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the Notes, even though no interest is payable on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the Notes is a rate of 2.7897% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,180.7795 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a Note) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.
ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2015	$11.6238	$11.6238
July 1, 2015 through December 31, 2015	$14.1106	$25.7344
January 1, 2016 through June 30, 2016	$14.3075	$40.0419
July 1, 2016 through December 31, 2016	$14.5070	$54.5489
January 1, 2017 through June 30, 2017	$14.7094	$69.2583
July 1, 2017 through December 31, 2017	$14.9145	$84.1728
January 1, 2018 through June 30, 2018	$15.1226	$99.2954
July 1, 2018 through December 31, 2018	$15.3335	$114.6289
January 1, 2019 through June 30, 2019	$15.5474	$130.1763
July 1, 2019 through December 31, 2019	$15.7643	$145.9406
January 1, 2020 through June 30, 2020	$15.9842	$161.9248
July 1, 2020 through December 31, 2020	$16.2071	$178.1319
January 1, 2021 through the Maturity Date	$2.6476	$180.7795

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should review the discussion under “United States Federal Taxation—FATCA Legislation” in the accompanying product supplement regarding the withholding rules under FATCA.

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the FATCA rules, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

The S&P 500® Index
The S&P 500® Index, which is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”), consists of stocks of 500 component companies selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC and Morgan Stanley.  For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

Historical Information
The following table sets forth the published high and low Index Closing Values, as well as the end-of-quarter Index Closing Values, of the S&P 500® Index for each quarter in the period from January 1, 2008 through January 27, 2015.  The Index Closing Value of the S&P 500® Index on January 27, 2015 was 2,029.55.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical Index Closing Values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the S&P 500® Index on the Determination Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	1,447.16	1,273.37	1,322.70
4/1/2008	6/30/2008	1,426.63	1,278.38	1,280.00
7/1/2008	9/30/2008	1,305.32	1,106.39	1,166.36
10/1/2008	12/31/2008	1,161.06	752.44	903.25
1/1/2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1,071.66	879.13	1,057.08
10/1/2009	12/31/2009	1,127.78	1,025.21	1,115.10
1/1/2010	3/31/2010	1,174.17	1,056.74	1,169.43
4/1/2010	6/30/2010	1,217.28	1,030.71	1,030.71
7/1/2010	9/30/2010	1,148.67	1,022.58	1,141.20
10/1/2010	12/31/2010	1,259.78	1,137.03	1,257.64
1/1/2011	3/31/2011	1,343.01	1,256.88	1,325.83
4/1/2011	6/30/2011	1,363.61	1,265.42	1,320.64
7/1/2011	9/30/2011	1,353.22	1,119.46	1,131.42
10/1/2011	12/31/2011	1,285.09	1,099.23	1,257.60
1/1/2012	3/30/2012	1,416.51	1,277.06	1,408.47
4/1/2012	6/30/2012	1,419.04	1,278.04	1,362.16
7/1/2012	9/30/2012	1,465.77	1,334.76	1,440.67
10/1/2012	12/31/2012	1,461.40	1,353.33	1,426.19
1/1/2013	3/31/2013	1,569.19	1,457.15	1,569.19
4/1/2013	6/30/2013	1,669.16	1,541.61	1,606.28
7/1/2013	9/30/2013	1,725.52	1,614.08	1,681.55
10/1/2013	12/31/2013	1,848.36	1,655.45	1,848.36
1/1/2014	3/31/2014	1,878.04	1,741.89	1,872.34
4/1/2014	6/30/2014	1,962.87	1,815.69	1,960.23
7/1/2014	9/30/2014	2,011.36	1,909.57	1,972.29
10/1/2014	12/31/2014	2,090.57	1,862.49	2,058.90
1/1/2015	1/27/2015*	2,063.15	1,992.67	2,029.55
* Available information for the indicated period includes data for less than the entire calendar quarter, and, accordingly, the “Quarterly High,” “Quarterly Low” and “Quarter Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the S&P 500® Index from January 1, 2008 through January 27, 2015, based on information from Bloomberg. Past performance of the S&P 500® Index is not indicative of the future performance of the S&P 500® Index.

Use of Proceeds and Hedging
The proceeds we receive from the sale of the Notes will be used for general corporate purposes.  We will receive, in aggregate, $1,000 per Note issued, because, when we enter into hedging transactions in order to meet our obligations under the Notes, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the Notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the Notes.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we hedged our anticipated exposure in connection with the Notes, by entering into hedging transactions with our subsidiaries and/or third party dealers.  We expect our hedging counterparties to have taken positions in the constituent stocks of the Underlying Index and in futures or options contracts on the Underlying Index or the constituent stocks of the Underlying Index.  Such purchase activity could have increased the Initial Index Value of the Underlying Index, and, therefore, could have increased the level at or above which the Underlying Index must close on the Determination Date so that you do not suffer a loss on your initial investment in the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the Determination Date, by purchasing and selling the constituent stocks of the Underlying Index, futures or options contracts on the Underlying Index or the constituent stocks of the Underlying Index, as well as other instruments related to the Underlying Index that we may wish to use in connection with such hedging activities, including by purchasing or selling any such securities or instruments on the Determination Date.  We cannot give any assurance that our hedging activities will not affect the level of the Underlying Index, and, therefore, adversely affect the value of the Notes or the amount payable at maturity.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Code Section 4975(d)(20) may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The Notes are contractual financial instruments.  The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes.  The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser or holder of any Notes acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Notes, (B) the purchaser or holder’s investment in the Notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Notes;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Notes and (B) all hedging transactions in connection with our obligations under the Notes;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Notes by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest
MS & Co. is the agent for this offering.  We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document.  UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission of $35 for each Note it sells.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the Notes.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account.  The agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the constituent stocks of the Underlying Index in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the Notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the Notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.